UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐        No ☒

ASLAN Pharmaceuticals announces positive interim data from the multiple ascending dose study of ASLAN004 in atopic dermatitis

On March 1, 2021, ASLAN Pharmaceuticals Limited (the “Company”) announced positive interim unblinded data from the three dose cohorts of its ongoing randomized, double-blind placebo controlled multiple ascending dose study of ASLAN004 for the treatment of moderate to severe atopic dermatitis, or AD.

ASLAN004 was shown to be well-tolerated across all doses and showed improvements compared to placebo in all efficacy endpoints, supporting its potential as a differentiated, novel treatment for AD.

The Phase 1 study evaluated three doses of ASLAN004 (200mg, 400mg and 600mg) delivered subcutaneously and is now recruiting a fourth (expansion) cohort (600mg). Patients were dosed weekly for eight weeks to determine the safety and tolerability of ASLAN004 as well as a number of secondary efficacy outcome measures. The first three cohorts randomized 25 patients from the United States, Australia and Singapore.  Three patients discontinued the study due to restrictions imposed in response to COVID-19. Of the remaining 22 patients, 18 completed at least 29 days of dosing and assessment and were evaluable for efficacy.

Key points are set out below:

•The average baseline Eczema Area Severity Index, or EASI, score of patients was 32.5 and the average Investigators Global Assessment, or IGA, score was 3.4 (n=18).

•At week 8, the average reduction in EASI from baseline at therapeutic doses (400mg and 600mg cohorts) was 74% (n=9) compared to 42% (n=5) for patients on placebo.

•	89% achieved EASI-50 versus 40% on placebo;
•	67% achieved EASI-75 versus 0% on placebo;
•	56% achieved EASI-90 versus 0% on placebo.

•22% of patients achieved IGA of 0 or 1 at therapeutic doses versus 0% on placebo.

•Peak pruritus improved after just one dose and continued to improve by an average of 46% relative to baseline at 8 weeks compared to 16% for patients on placebo.

•The proportion of patients with adverse events and treatment-related adverse events were similar across treatment and placebo arms. There were no treatment-related adverse events in the active arm that led to discontinuation.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575) and Registration Statement on Form S-8 (File No. 333-252118).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s plans to develop and commercialize ASLAN004, the safety and efficacy of ASLAN004 and ASLAN004’s potential as a differentiated, novel treatment for AD. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the SEC  on April 16, 2020.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-

looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: March 1, 2021